Exhibit 99.1

iClick Interactive Asia Group Limited Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

HONG KONG — Dec 20, 2022 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, announced today that its board of directors (the “Board”) received a preliminary non-binding proposal dated December 20, 2022 (the “Proposal Letter”) from Igomax Inc., a British Virgin Islands company wholly owned by Mr. Jian Tang (Chairman of the Board, Chief Executive Officer and Co-Founder of the Company), Bubinga Holdings Limited, a British Virgin Islands company wholly owned by Mr. Wing Hong Sammy Hsieh (Director and Co-Founder of the Company), and Rise Chain Investment Limited, a British Virgin Islands company wholly owned by Mr. Huang Jianjun (collectively, the “Consortium”) to acquire all of the outstanding ordinary shares (the “Ordinary Shares”) and American depositary shares (“ADSs”, with one ADS representing five Class A Ordinary Shares) (other than those Ordinary Shares or ADSs owned by the Consortium) for US$4.0672 per ADS in cash, or US$0.81344 per Ordinary Share, subject to certain terms and conditions set forth in the Proposal Letter (the “Proposed Transaction”). The Consortium beneficially owns ordinary shares of the Company that represent approximately 63% of the aggregate voting power of the Company.

According to the Proposal Letter, the Consortium intends to fund the consideration payable in the Proposed Transaction with a combination of equity and debt financing. Equity financing is expected to be provided by the Consortium in the form of cash contributions and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions.

The special committee of the Board (the “Special Committee”), consisting of four independent directors, Mr. Dylan Huang, Mr. Lub Bun Chong, Mr. Matthew Chu Pong Fong and Mr. Philip Kan, will evaluate the Proposed Transaction. The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Board has just received the Proposal Letter, and the Special Committee has not had an opportunity to carefully review or evaluate the proposal or make any decision with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that the Proposed Transaction or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick's mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit https://ir.i-click.com.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in its strategic shift away from Marketing Solutions to focus on Enterprise Solutions; its success in implementing its SaaS + X business model; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company's business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com